Mail Stop 6010

September 11, 2006

Via U.S. Mail and Facsimile to +41.41.76.66.940

Walter Kaelin
Chief Financial Officer
iQ POWER AG
Baarerstrasse 137
CH – 6300 Zug, Switzerland

      Re: **iQ Power AG**
               Form 20-F for the Fiscal Year Ended December 31, 2005
               Filed June 30, 2006
               File No. 000-26165

Dear Mr. Kaelin:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F filed June 30, 2006

Financial Statements, page F-2

Consolidated Statements of Shareholders' Equity (Deficit), page F-5

1.   If you continue to qualify as a development stage company in future filings of your U.S. GAAP based financial statements, please make sure this statement complies with the disclosure requirements of paragraph 11(d) of FASB Statement 7.

Note 2. Summary of Significant Accounting Policies, page F-6

(a) Consolidation, page F-6

2.   We see you indicate herein that "iQ Power Asia Inc., on whose business and financial policies iQ Power has a significant influence, is included on the equity basis of accounting in the consolidated financial statements" and also see you indicate iQ Power Asia Inc. is a variable interest entity for which you concluded you are not the primary beneficiary. Please provide us with your analysis of the impact of FIN 45R on you as it relates to your accounting and disclosure requirements for iQ Power Asia Inc. Your response should specifically reference the paragraphs thereof that support your conclusions that you are not required to consolidate this investee. We may further comments after reviewing your response to our comment.

(l) Revenue Recognition, page F-9

3.   We see you disclose herein that based on accounting guidance from the AICPA Accounting Interpretation of APB Opinion No. 18 and Emerging Issues Task Force No. 01-2, *Interpretations of APB Opinion No. 29*, you concluded that during 2005 it was appropriate to reduce your investment in iQ Power Asia Inc. for 40% of the $1,350,000 received from iQ Power Asia Inc for the ELOA fee. Please help us better understand why it was appropriate to reduce your investment in iQ Power Asia Inc. for 40% of the $1,350,000 received based on your understanding of the guidance referenced above or other GAAP. Please reference us to the specific sections of the authoritative accounting literature that support your conclusions. We may further comments after reviewing your response to our comment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3603 if you have questions regarding these comments on the financial statements and related matters. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant